DISTRIBUTION AGREEMENT

August 11, 2020

THIS DISTRIBUTION AGREEMENT is entered into effective as of August 11, 2020 ("**Effective Date**"), by and between Avicanna Inc. ("**Avicanna**") and Red White & Bloom Brands Inc. ("**RWB**"). In consideration of the mutual promises contained herein the Parties agree as follows:

1 Definitions

Capitalized terms appearing in this Agreement which are not otherwise defined shall have the following meaning:

"**Adjustments**" means refunds issued or returns accepted by Avicanna to Customers in respect of Pura H&W Products purchased through the Avicanna E-Commerce Platform.

"ADRIC" has the meaning ascribed thereto in Section 17.1.

"Affected Obligations" has the meaning ascribed thereto in Section 9.6.

"**Affiliate**" shall mean (a) any corporation directly or indirectly controlling, controlled by, or under common control with a Party or (b) any partnership, joint venture or other entity directly or indirectly controlled by, controlling, or under common control with a Party, but in each case only for so long as such ownership or control shall continue.

"**Agreement**" means this distribution agreement, including all schedules hereto, as the same may be amended, supplemented, restated and/or otherwise modified from time to time in accordance with the terms hereof.

"Announcement" has the meaning ascribed thereto in Section 18.1.

"**Applicable Laws**" means (i) any domestic or applicable foreign statute, law (including the common and civil law and equity), constitution, code, ordinance, rule, regulation, restriction, regulatory policy or guideline having the force of law, by-law (zoning or otherwise) or order, (ii) any consent, exemption, approval or licence of any Governmental Authority, and (iii) any policy, practice, guidance document or guideline of, or contract with, any Governmental Authority.

"Arbitration" has the meaning ascribed thereto in Section 17.2.

"Avicanna E-Commerce Platform" has the meaning ascribed thereto in Section 3.8.

"**Business Day**" means any day of the week, other than a Saturday or Sunday or day on which Canadian chartered banks in Toronto, Ontario are authorized or obligated by law to close or are generally closed.

"CBD" means cannabidiol.

"Certificate of Analysis" means, with respect to any Product, the certificate of analytical testing issued by a laboratory for the purposes of testing marijuana in accordance with validated methods.

"Change of Law" has the meaning ascribed thereto in Section 9.6.

"Change of Law Amendment" has the meaning ascribed thereto in Section 9.7.

"Change of Law Notice" has the meaning ascribed thereto in Section 9.6.

"Change Period" has the meaning ascribed thereto in Section 9.7.

"Confidential Information" has the meaning ascribed thereto in Section 12.

"Customers" has the meaning ascribed thereto in Section 2.1

"Default" has the meaning ascribed thereto in Section 11.3.

"Defaulting Party" has the meaning ascribed thereto in Section 11.3.

"Designated Representatives" has the meaning ascribed thereto in Section 9.7

"Discloser" has the meaning ascribed thereto in Section 12.

"Effective Date" has the meaning ascribed thereto in the recitals.

"Encumbrance" means any security interest, pledge, hypothecation, mortgage, lien (including environmental and tax liens), violation, charge, lease, license, encumbrance, adverse claim, reversion, restrictive covenant, or condition or restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

"End Users" has the meaning ascribed thereto in Section 2.1.

"Exclusivity Fee" has the meaning ascribed thereto in Section 6.1

"Export Permit" means a permit or license, consent or authorization authorizing Avicanna to export Products to RWB issued by any applicable Governmental Authority.

"FCA" has the meaning ascribed to it under Incoterms® 2015.

"Good Manufacturing Practices" means those good manufacturing practices and quality system standards pursuant to Applicable Laws, which for greater clarity includes the Applicable Laws of a country to which Products are to be exported.

"Governmental Authority" means (i) any court, judicial body, tribunal or arbitral body, (ii) any domestic or foreign government whether multinational, national, federal, provincial, territorial, state, municipal or local and any governmental agency, governmental authority, governmental tribunal or governmental commission of any kind whatever, (iii) any subdivision or authority of any of the foregoing, (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above, (v) any supranational or regional body such as the World Trade Organization, and (vi) any stock exchange.

"Import Permit" means a permit or license, consent or authorization authorizing RWB to import Products from Avicanna issued by the relevant Governmental Authority.

"Indemnified Party" has the meaning ascribed thereto in Section 16.

"Indemnifying Party" has the meaning ascribed thereto in Section 16.

"Independent Internet Site" has the meaning ascribed thereto in Section 2.5.

"Insolvency Event" has the meaning ascribed thereto in Section 11.3(a)(ii).

"International Packaging" has the meaning ascribed thereto in Section 9.3.

"Litigious Dispute" has the meaning ascribed thereto in Section 17.1.

"Marketing Activities" has the meaning ascribed thereto in Section 3.10.

"Marketing Report" has the meaning ascribed thereto in Section 3.10.

"Marks" means the trade names, trademarks, servicemarks and other trade designations identified in Exhibit G applied to or used in conjunction with a Pura H&W Product.

"Minimum Purchase Requirements" has the meaning ascribed thereto in Section 7.

"MSRP" has the meaning ascribed thereto in Section 5.2.

"Non-Defaulting Party" has the meaning ascribed thereto in Section 11.3.

"Notice of Dispute" has the meaning ascribed thereto in Section 17.1.

"Notice of Offer" has the meaning ascribed thereto in Section 10.1.

"Online Reseller" has the meaning ascribed thereto in Section 2.5.

"Order" has the meaning ascribed thereto in Section 5.3.

"Parties" means Avicanna and RWB collectively, and individually each referred to as **"Party".**

"Price" has the meaning ascribed thereto in Section 5.1.

"Products" means the White Label Products and the Pura H&W Products.

"Public Documents" means RWB's current public disclosure record available on its profile on www.sedar.com.

"Pura H&W Products" has the meaning ascribed thereto in Section 2.1

"Pura H&W Territory" has the meaning ascribed thereto in Section 2.1

"Recipient" has the meaning ascribed thereto in Section 12.

"Renewal Term" has the meaning ascribed thereto in Section 11.1.

"Resellers" has the meaning ascribed thereto in Section 2.1

"Rules" has the meaning ascribed thereto in Section 17.2

"Sub-Distributor" has the meaning ascribed thereto in Section 2.3.

"Term" has the meaning ascribed thereto in Section 11.1.

"Territory" means the Pura H&W Territory and the White Label Territory, collectively.

"White Label Products" means the Avicanna products set out in Exhibit B hereto.

"White Label Territory" has the meaning ascribed thereto in Section 2.3

2 Appointment.

2.1 **Distribution of Pura H&W Products.** Subject to the terms and conditions of this Agreement, Avicanna hereby appoints RWB as Avicanna's exclusive distributor of the Pura H&W Products identified in Exhibit A (the "**Pura H&W Products**") to customers for resale ("**Resellers**") or customers for end use ("**End Users**," collectively with Resellers, "**Customers**"), in each case, in the United States of America (the "**Pura H&W Territory**"), and RWB hereby accepts such appointment. In connection with the foregoing, Avicanna hereby grants to RWB a fully-paid, royalty-free, non-exclusive license to use the Marks and any literature and marketing collateral from Avicanna regarding the Pura H&W Products in the Pura H&W Territory solely for the offering for sale, sale and marketing of the Pura H&W Products by RWB, provided such use is at all times consistent with Avicanna's then-current usage guidelines in the form provided to RWB by Avicanna from time-to-time.

2.2 RWB agrees to promote, market, distribute, and sell the Pura H&W Products only within the Pura H&W Territory. The Parties, each acting reasonably, shall mutually agree in writing to (a) revising Exhibit A to delete obsolete products or to add products that Avicanna deems appropriate in its reasonable discretion for sale and distribution by RWB within the Pura H&W Territory; and (b) making changes modifications, enhancements or alterations to the Pura H&W Products, which will then replace the prior Pura H&W Product for purposes of this Agreement (each, a "**Pura H&W Products Change**"). In connection with the foregoing, the Parties, each acting reasonably, shall mutually agree in writing to a launch date of any Pura H&W Products subject to a Pura H&W Products Change. In the event of a Pura H&W Products Change, Avicanna will, by mutual agreement with RWB, (i) repurchase the impacted Pura H&W Product from RWB at the wholesale price paid by RWB for such Pura H&W Product, plus reasonable costs incurred by RWB as a result of the Pura H&W Products Change, or (ii) permit RWB to sell off the Pura H&W Product impacted by the Pura H&W Products Change. Subject to mutual agreement between the Parties, not to be unreasonably withheld by either Party, RWB may be entitled to continue to carry as a White Label Product any Pura H&W Product impacted by a Pura H&W Products Change. For the avoidance of doubt, the amount of any repurchase and associated costs shall not count towards the limitation of liability set out in Section 15.5.

2.3 **Distribution of White Label Products.**

(a) Subject to the terms and conditions of this Agreement, Avicanna hereby appoints RWB as Avicanna's exclusive distributor of the White Label Products to Customers in the United States of America and as Avicanna's non-exclusive distributor of White Label Products to Customers in the United Kingdom, and Colombia (collectively, the "**White Label Territory**"). RWB hereby accepts such appointment

and agrees to promote, market, distribute, and sell the White Label Products only within the White Label Territory. In connection with the foregoing, Avicanna hereby grants to RWB a fully-paid, royalty-free, non-exclusive license to use any literature and marketing collateral from Avicanna regarding the White Label Products in the White Label Territory solely for the offering for sale, sale and marketing of the White Label Products by RWB, provided such use is at all times consistent with Avicanna's then current usage guidelines in the form provided to RWB by Avicanna from time-to-time.

(b) The Parties, each acting reasonably, shall mutually agree in writing to (i) revising Exhibit B to delete obsolete products or to add products that Avicanna deems appropriate in its reasonable discretion for sale and distribution by RWB within the White Label Territory; and (ii) making changes modifications, enhancements or alterations to the White Label Products, which will then replace the prior White Label Product for purposes of this Agreement (each, a "**White Label Products Change**"). In connection with the foregoing, the Parties, each acting reasonably, shall mutually agree in writing to a launch date of any White Label Products subject to a White Label Products Change In the event of a White Label Products Change, Avicanna will. by mutual agreement with RWB, (i) repurchase the impacted White Label Product from RWB at the wholesale price paid by RWB for such White Label Product, plus reasonable costs incurred by RWB as a result of the White Label Products Change, or (ii) permit RWB to sell off the White Label Product impacted by the White Label Products Change. For the avoidance of doubt, the amount of any repurchase and associated costs shall not count towards the limitation of liability set out in Section 15.5. Notwithstanding a White Label Products Change and this Section 2.3(b), RWB shall be entitled to continue to carry a White Label Product otherwise impacted by a White Label Products Change.

(c) In connection with the foregoing, RWB shall brand, market, and sell the White Label Products within the White Label Territory under a brand name owned and/or controlled by RWB, and any branding or marketing materials of the White Label Products shall refer to Avicanna as the developer of such products in a manner that is mutually agreeable to both Parties acting reasonably.

2.4 Expansion of Territory. The Parties agree that their common objective is to maximize sales of Products on a worldwide basis and they agree to work together in good faith to assist each other in achieving this objective. RWB is aware that Avicanna is currently in negotiations with several third parties to establish sales channels for the sale of Pura H&W Products and Products sold on a white-label or private-label basis worldwide. RWB will actively promote the White Label Products to big box retailers and celebrity endorsers who are likely to want the ability to sell White Label Products on a global basis, and Avicanna agrees to exercise good

faith judgement and reasonable discretion in supporting RWB in this regard. Avicanna shall grant RWB a right of first negotiation to sell White Label Products in countries outside of the Territory in which Avicanna is not in negotiations with third parties for the sale of Products. In countries that are outside of the Territory in which Avicanna has commenced negotiations for the sale of Products or has established contracts for the sale of Products, the Parties shall in good faith negotiate terms, if any additional terms may be required as determined by the Parties, acting reasonably, for the sale of Products in those countries, which may include the payment of additional fees by RWB to Avicanna.

2.5 **Sub-Distributors and Online Sales.** RWB shall not, without Avicanna's prior written consent, with such consent not to be unreasonably withheld, (i) appoint an entity for further distribution ("**Sub-Distributor**") of Product; (ii) sell to Resellers for sale or other disposition of the Product by Reseller on, over or through the internet ("**Online Reseller**"); or (iii) sell or otherwise dispose of Product to Customers on, over or through internet sites not owned and operated by RWB (e.g., Ebay.com) ("**Independent Internet Site**"), with the exception of Amazon.com, for which RWB shall be entitled to sell, resell, or otherwise dispose of Product pursuant to the conditions outlined in Section 2.6. Upon Avicanna's written consent of RWB's appointment or use of or sale to a Sub-Distributor, Online Reseller or Independent Internet Site, such Sub-Distributor, Reseller or Independent Internet Site shall be listed in Exhibit F attached hereto. For clarity, the foregoing shall not prevent RWB or major retail corporations (such as Walmart, Kroger, Walgreens, or Nordstrom) from selling Product to End Users on a website owned and operated by RWB or the major retail corporations, respectively. RWB shall enter into written purchase agreements with Resellers restricting Reseller from selling or otherwise disposing of Product on, over or through the internet. RWB shall remain responsible and liable for performance of all of RWB's obligations under this Agreement, including any duty(ies) or obligation(s) under this Agreement delegated, expressly or by implication, by RWB to any Sub-Distributor. RWB shall be directly responsible to Avicanna for any violation of this Agreement by any Sub-Distributor. Under no circumstances shall Avicanna have any obligations or liabilities to or associated with RWB's appointment of any Sub-Distributor or to or associated with RWB's sale to a Reseller and no Sub-Distributor or Reseller shall have any relationship with or rights or privileges with respect to or against Avicanna.

2.6 **Sales through Amazon.com.** RWB shall ensure that Products sold by RWB through Amazon.com shall comply with Applicable Laws and the policies of Amazon.com. RWB shall not, without the prior consent of Avicanna, sell Pura H&W Products for less than 75% of the applicable Avicanna E-Commerce Retail Price. Any sales where the price of the Products is less than the Avicanna E-Commerce Retail Price, shall only be for short term promotions where such short term

promotions shall not extend for longer than a one (1) month period during any quarter, unless otherwise agreed to by the Parties in writing.

2.7 **Exclusivity re. Distribution.** Subject to the terms and conditions of this Agreement, RWB will be Avicanna's exclusive distributor for the Pura H&W Products in the Territory during the Term. However, in the event that RWB fails to meet the obligations set out in Section 6.1, or meet the Minimum Purchase Requirements, Avicanna shall be permitted, in its sole discretion, to appoint additional distributors for the Products in the Territory for the remainder of the Term and any renewals thereof.

3 **General Obligations of RWB.**

3.1 **Compliance.** Avicanna and RWB shall comply with all Applicable Laws relevant to this Agreement and the subject matter hereof and each Party shall actively assist the other in its compliance with same. RWB shall immediately cease distribution of any Pura H&W Product and any other activity under this Agreement with respect to such Pura H&W Product upon written notice by Avicanna if Avicanna, acting reasonably, so requests as part of Avicanna's efforts to cooperate or comply with any actual or potential government action relevant to a Pura H&W Product; provided, however, that upon Avicanna's request to RWB to cease distribution of any Pura H&W Product or any other activity under this Agreement with respect to such Pura H&W Product, Avicanna shall promptly purchase all affected Pura H&W Products from RWB at the same price as the price charged to RWB when first sold to RWB by Avicanna, and reimburse RWB the reasonable costs incurred by RWB arising from such request by Avicanna. In the event of a request by Avicanna pursuant to this Section 3.1, RWB's Minimum Purchase Requirements shall be reduced proportionately to the extent of such request, for a period of two (2) quarters.

3.2 Avicanna may propose, for RWB's agreement, each acting reasonably, that the Parties not sell Products to certain entities which Avicanna believes is in competition with Avicanna, to the detriment of this Agreement, and/or has been penalized or sanctioned by a Governmental Authority for non-compliance with Applicable Laws ("**DNS List**"). Subject to RWB's ability to complete any then-existing agreement with an entity on the DNS List, neither Party shall sell Products to any entity on the DNS List. Avicanna covenants and agrees that it shall cause the prohibition against sales to entities on the DNS List to apply equally to, and be enforced equally against, itself and all third parties authorized by Avicanna to sell Products.

3.3 Avicanna shall promptly notify RWB in writing of any actual or potential third-party claim that the sale or offer for sale of any Product may infringe or misappropriate the intellectual property of a third party. In the event of such notification, after consultation with RWB, Avicanna shall promptly, at Avicanna's option, (a) procure for RWB the right to continue selling or offering for sale the impacted Product, or (b) promptly purchase all affected Products from RWB at the same price as the price charged to RWB when first sold to RWB by Avicanna, and reimburse RWB the reasonable costs incurred by RWB arising from such notification. In the event of a repurchase of Products by Avicanna pursuant to Section 3.3(b), RWB's Minimum Purchase Requirements shall be reduced proportionately to the extent of such repurchase, for a period of two (2) quarters. For the avoidance of doubt, the amount of any repurchase and associated costs shall not count towards the limitation of liability set out in Section 15.5.

3.4 **Modifications.** Avicanna does not convey any license, expressly or by implication, to manufacture, duplicate or otherwise copy or reproduce any of the Products. RWB shall not make any changes, alterations, modification or additions to the Products. RWB further agrees that Avicanna shall have any and all right, title and interest in and to any such suggested modification, design change or improvement without payment of additional consideration therefor either to RWB or its employees, agents or customers.

3.5 **Customer Service and Fulfillment.**

(a) RWB shall be primarily responsible for providing customer service and order fulfillment services to Customers, including the fulfillment of orders placed by Customers using the Avicanna E-Commerce Platform. Avicanna shall refer to RWB customer service requests from Customers using the Avicanna E-Commerce Platform and RWB agrees to respond to same. Avicanna shall provide to RWB, together with the customer service request, all Customer information collected by Avicanna in respect of such Customer, less the Customer's payment method information, for RWB's use responding to the customer service request and then-current and future marketing efforts.

(b) In referring RWB such customer service requests, Avicanna will comply with all Applicable Laws and Avicanna shall be solely responsible for obtaining and maintaining all necessary consents to provide RWB with the Customer information and customer service requests as required for RWB to provide customer service and order fulfilment services to Customers as set out in this Agreement.

(c) To the extent customer service and order fulfillment is provided for orders placed using the Avicanna E-Commerce Platform, Avicanna shall pay RWB for such

services as described in Section 4.3. The Parties shall cooperate in good faith to establish an electronic data interface to facilitate RWB's efforts to track and fulfill orders placed on Avicanna's website. Customer service and order fulfillment services shall be provided by RWB in a commercially reasonable manner consistent with current industry standards. The allocation of responsibility and costs shall be more fully set forth in a "Framework" document as agreed to and modified by the Parties from time-to-time during the Term.

(d) RWB acknowledges and agrees that Avicanna may assume responsibility for fulfillment, customer service in respect of all orders placed on Avicanna's website upon not less than ninety (90) days prior written notice to RWB in the event that RWB repeatedly fails to respond to such customer service requests.

3.6 Recalls or returns.

(a) If any of the Products are the subject of any order or requirement pursuant to Applicable Laws requiring either RWB or Avicanna to recall, replace or otherwise take back all or any part of the Products, or if either Party reasonably determines that it is necessary to effect a voluntary recall prior to any such order or requirement (in each case, a "**Recall**"), then RWB shall effect such Recall. This section shall survive the termination of this Agreement.

(b) Unless a Recall for Products is caused by the negligence or other wrongdoing of RWB, Avicanna shall promptly reimburse RWB for all reasonable out-of-pocket costs and expenses incurred by RWB. Recall handling costs, communication costs, re-work costs, re-stocking fees and notifications shall be reimbursed on the basis as agreed to by RWB and Avicanna in advance in so far as reasonably practicable. In the event of a Recall pursuant to this Section 3.6(b), RWB's Minimum Purchase Requirements shall be reduced proportionately to the extent of such Recall, for a period of two (2) quarters. A Recall or any Recalls pursuant to this Section 3.6(b) which impact fifteen percent (15%) or more of the aggregate number of Products purchased by RWB under this Agreement shall be deemed to be an uncured Default pursuant to Section 11.3, and in the event that RWB terminates this Agreement for such Default, at RWB's option, Avicanna shall repurchase from RWB all Products as at the date of termination. For the avoidance of doubt, the amount of any repurchase and associated costs shall not count towards the limitation of liability set out in Section 15.5.

(c) If a Recall for Products sold by RWB is caused by the negligence or other wrongdoing of RWB, RWB shall be responsible for all reasonable out-of-pocket costs and expenses of the Recall.

(d) In the event of any Recall, the Parties shall work together to prepare any report, summary or record reasonably required by Applicable Laws, and successor legislation or Applicable Laws, and such report, summary or record.

3.7 Reports and Records. RWB shall submit a detailed resale and inventory report segregated by Product type to Avicanna no later than five (5) days after the end of each full calendar quarter. The report shall identify the months covered and shall provide: the total quantity of each Product sold in such period, the identity of any Sub-Distributor, the quantity of each Product sold to each Sub-Distributor, and information for any customer returns or complaints. RWB shall maintain records of its sales of Product by serial number for all sales to Customers for resale (which, for clarity, includes sales to retail Customers and Sub-Distributors) and, upon Avicanna's reasonable request and provision of a serial number to RWB, RWB shall promptly provide Avicanna with the name, order size, and order history of such Customer that purchased the Product with such serial number; provided however, that nothing herein shall be construed to obligate RWB to provide the identity of Customers not purchasing Product for resale or re-distribution. RWB shall keep Avicanna informed of relevant market trends, customer needs, competitive activity and economic and regulatory conditions affecting the Products and shall, subject to payment of a fee to RWB in an amount to be agreed from time-to-time, provide Avicanna with a written report with respect to the foregoing matters upon request. RWB shall accurately maintain all records as necessary or appropriate to satisfy Applicable Laws or to establish RWB's compliance with the provisions of this Agreement or as otherwise reasonably requested by Avicanna, and shall provide Avicanna and its representatives with reasonable access to same (including the right to make copies of such records) during and after the term hereof; provided, however, that nothing herein shall be construed to obligate RWB to make available to Avicanna any information relating to Avicanna's competitors, competing products and other valuable competitive information without the payment, to RWB, of monetary consideration in an amount to be agreed by the Parties, and subject always to RWB's compliance with all non-disclosure and similar agreements restricting RWB's rights to share any particular information with third parties.

3.8 Relevant Licences. RWB shall ensure that it seeks and maintains all relevant and necessary licence(s), authorizations, approvals, and/or certifications by the regulatory authorities in the Territory required for the import, if required, distribution and sale of the Products.

3.9 Avicanna E-Commerce Platform. RWB is aware that Avicanna owns and operates websites through which it sells Pura H&W Products in countries outside of the Pura H&W Territory. Avicanna intends on expanding its global e-commerce

platform and payments reconciliation system for the sale of Pura H&W Products (the "**Avicanna E-Commerce Platform**") to include sale of the Pura H&W Products in the Territory.

(a) RWB will pay Avicanna within five (5) Business Days of the Effective Date twenty five thousand Canadian dollars (CAD$25,000) that shall be applied towards the development and implementation of the expansion of the Avicanna E-Commerce Platform.

(b) Any purchase of Pura H&W Products by consumers in the Pura H&W Territory shall be fulfilled by RWB from RWB's inventory of Pura H&W Products and RWB shall be responsible for all costs and expenses related to such fulfillment pursuant to Section 3.3 and subject to a payment to RWB, as outlined in Section 4.3.

(c) Subject to Applicable Laws, Avicanna shall provide RWB as frequently as possible but no less frequent than every quarter with consumer data, buying patterns, emails and other relevant consumer data so that RWB can build better programs to target these users, understand its consumers, created targeted emails and accumulate a user database.

3.10 Marketing Budget. RWB shall spend a minimum of [redacted] US dollars [redacted] in cash each month during the Term, and any Renewal Term, on marketing activities as discussed with and approved by Avicanna that promote the Pura H&W Products in the Pura H&W Territory, which activities may include social media advertising, business intelligence, product placement, listing fees and retailer costs (the "**Marketing Activities**"). RWB shall provide Avicanna with a quarterly report detailing the efforts undertaken for the Marketing Activities, and such report shall include a breakdown of the expenses incurred and the measures taken for the Marketing Activities (the "**Marketing Report**"). Avicanna shall rely upon each Marketing Report as supporting evidence that RWB is meeting its obligation to spend a minimum of [redacted] US dollars [redacted] each month on Marketing Activities.

3.11 Supply of CBD for use in the manufacture of the Products. RWB may supply Avicanna with the CBD for use in the manufacture of the Products at prices and quality standards set by Avicanna, at its own discretion.

3.12 Storage of Products. RWB shall store, and shall advise Resellers to store, Products as follows:

(a) lids shall be kept on Products when not in use;

(b) Products shall not be punctured or incinerated;

(c) Products shall be stored in a dry, cool (but not freezing) place indoors and away from direct sunlight or sources of heat; and

(d) Products shall not be stored at temperatures above 86 degrees Fahrenheit (30 degrees Celsius).

4 General Obligations of Avicanna

4.1 Manufacturing Standards. Avicanna shall ensure that the Products are manufactured in accordance with Good Manufacturing Practices and all Applicable Laws.

4.2 Use of CBD in the manufacture of the Products. Avicanna shall make best efforts to source the CBD for use in the manufacture of the Products from American sources, including the CBD supplied by RWB, provided that the prices and quality standards of the CBD meet Avicanna's specifications.

4.3 Pura H&W E-Commerce Sales Fulfillment Payment to RWB.

(a) Avicanna shall collect payments from consumers who purchase Pura H&W Products through the Avicanna E-Commerce Platform. Avicanna shall pay RWB a fee (the "**RWB E-Commerce Payment**") for customer services and fulfillment of sales of Pura H&W Product made through the Avicanna E-Commerce Platform. The RWB E-Commerce Payment shall be the difference between (i) the price at which the Pura H&W Product is sold by Avicanna on the Avicanna E-Commerce Platform (the "**Avicanna E-Commerce Retail Price**"), and (ii) the Price plus ten percent (10%) of the Avicanna E-Commerce Retail Price. For greater clarity, the calculation of the RWB E-Commerce Payment shall be the Avicanna E-Commerce Retail Price minus (0.1 x Avicanna E-Commerce Retail Price + Price). For the purpose of clarity, the Avicanna E-Commerce Retail Price shall be at least equal to the MSRP for the applicable Pura H&W Product, plus or minus a 10% deviation, except in the instance of any short term promotional offers of no longer than a one (1) month period in any quarter for the applicable Product, provided that the Avicanna E-Commerce Retail Price shall never be less than 200% of the Price for the applicable Pura H&W Product.

(b) Avicanna shall pay the RWB E-Commerce Payment to RWB on a quarterly basis commencing from forty-five (45) days after Avicanna's first fiscal quarter following the Effective Date. In addition to the information that Avicanna shall provide to RWB pursuant to Section 3.5 and Section 3.9, Avicanna shall provide RWB with sufficient data relating to the sale of Pura H&W Products to Customers through the Avicanna E-Commerce Platform to enable RWB to determine the RWB E-Commerce Payment on a quarterly basis.

(c) Subject to Sections 2.2, 3.3, 3.6(a) and 3.6(b), in the event that Avicanna issues an Adjustment, the Parties agree to each be responsible for fifty percent (50%) of the actual, direct, third party costs (excluding, for clarity, the Price of the applicable Pura H&W Product(s)) of fulfilling such Adjustment and RWB shall refund to Avicanna the portion of the RWB E-Commerce Payment applicable to the Pura H&W Product(s) impacted by such Adjustment. Avicanna shall invoice RWB, on a quarterly basis, for all such refunds for Adjustments issued in the preceding quarter, and RWB shall pay Avicanna within thirty (30) days of receipt of any such invoice for refunds. In addition to the information that Avicanna will provide to RWB pursuant to Section 3.5 and Section 3.9, Avicanna shall provide RWB with sufficient data relating to the sale of Pura H&W Products to Customers through the Avicanna E-Commerce Platform to enable RWB to determine the direct costs of fulfilling an Adjustment and associated refunds as set out in this Section 4.3(c).

(d) If the number of Adjustments in a given quarter exceeds 3% of the aggregate number of sales through the Avicanna E-Commerce Platform in such quarter, the Parties shall promptly meet to discuss efforts to decrease the number of Adjustments.

4.4 Relevant Licenses. Avicanna shall ensure that it and its Affiliates, as may be required under Applicable Laws, seek and maintain all relevant and necessary licence(s), authorizations, approvals, and/or certifications by the regulatory authorities in the Territory required for the manufacture and distribution of the Products, including but not limited to the Export Permits, if required.

4.5 Certifications. Avicanna shall ensure that all Products will meet the necessary manufacturing and quality requirements under Applicable Laws and will be accompanied by the necessary documentation, including but not limited to a Certificate of Analysis.

4.6 Exports/Imports. Subject to Applicable Laws and to the best of its abilities, Avicanna shall cooperate with RWB in managing and facilitating the import of the Products to any applicable Territory, Avicanna shall provide RWB with any and all information required for such import permits and shall use commercially reasonable efforts to assist RWB with any required applications or authorizations for such import permits. In addition, Avicanna shall also provide any other required documentation necessary for RWB to successfully import the Products into any country in the Territory. For the purposes of clarity, RWB acknowledges any such import permits will be granted to RWB and Avicanna will, to the best of its abilities, manage and facilitate the import of Products into the Territory in cooperation with RWB.

5 Prices, Purchase Orders, Delivery, Risk of Loss, and Payment.

5.1 Price List and Resale Prices. The price per unit for Products purchased by RWB will be as set forth in Avicanna's current distributor pricing schedule ("**Price**"), the current version of which is attached hereto as Exhibit C. The Price includes transportation expenses. Avicanna shall have the right, in its sole discretion, to change any Price once per year via written notice to RWB, provided that Avicanna may not change any Price by more than 2% without the prior written consent of RWB. Avicanna agrees that any Prices offered to RWB shall be at least as favourable to prices offered to any other distributor of the Products in the Territory.

5.2 MSRP. RWB and Avicanna shall agree on retail prices and conditions for the Products ("**MSRP**") for RWB's recommendation to Resellers. The MSRPs as at the Effective Date are set out in Exhibit D and the Parties shall cooperate to update the MSRPs from time to time. The agreement on retail prices for the Products is intended to prevent any cannibalizing of potential market share between the Parties for Pura H&W Products and as between Pura H&W Products and White Label Products.

5.3 Purchase Orders and Delivery. All orders for Products by RWB shall be initiated by written purchase order delivered by e-mail to Avicanna requesting a delivery date during the term of this Agreement (each such purchase order, an "**Order**"). No Order for the Products shall become effective unless and until Avicanna accepts such Order in writing, which Avicanna may provide or withhold at its sole discretion.

(a) Each Party shall designate one or more representatives (each a "**Designated Representative**") to communicate, discuss, revise, and accept Orders, as the case may be. The Designated Representatives for each Party are included below. Any change to or appointment of Designated Representatives shall be made in writing by e-mail between the contact persons listed in Section 19.7:

i. Aras Azadian, for Avicanna
ii. Dave Sohi, for Avicanna
iii. Brad Rogers, , for RWB
iv. Tommy Tassiopoulos, for RWB

(b) Upon receipt of an Order, Avicanna shall have five (5) Business Days to accept such Order by advising RWB in writing of such acceptance, failing which such Order shall be deemed to be rejected by Avicanna. Avicanna may advise RWB of

any required revisions to the Order, in which case Avicanna shall have five (5) Business Days to accept the revised Order.

(c) Each Order will designate the desired delivery dates, which date shall be for a date that may be up to four (4) months after an Order is accepted by Avicanna in the future, for the Products, subject to whether a new batch of Product must be manufactured by the manufacturer. In this regard, the Parties acknowledge the importance of forecasting to ensure timely and seamless supply of the Products to account for consumer demand. Avicanna also acknowledges that its adherence to the delivery dates set out for each Order is equally important to ensure timely and seamless supply of the Products to Customers. If Avicanna terminates this Agreement pursuant to Section 11.3(a)(i), Avicanna shall have the option of (i) fulfilling any Order made by RWB before the date of termination; or (ii) reimbursing RWB for any funds paid in advance for an Order made by RWB before the date of termination.

(d) Following Avicanna's acceptance of an Order, RWB shall use best efforts to obtain the Import Permit for the Order, if required, and Avicanna shall use its best efforts to obtain a corresponding Export Permit, if required.

(e) Provided that the Export Permit and Import Permit have been issued, if required, and provided that RWB has provided all of the required information required for the Order, Avicanna shall deliver the Products to RWB in accordance with the applicable Order, unless otherwise mutually agreed in writing by the Parties. Avicanna shall cause such Products to be delivered FCA (Destination) at the port of entry designated by RWB in Illinois. All shipments shall be in accordance with the requirements of the Export Permit, Import Permit and other Applicable Laws. RWB shall handle all logistics and fulfillment of Orders at its own cost from and after the delivery by Avicanna of the Products to the port of entry designated by RWB.

(f) In the event that an Export Permit or Import Permit is required but has not been issued, Avicanna shall store the Products specified in the applicable Order with due care and free of any cost to RWB in accordance with good industry production practices, Good Manufacturing Practices (as applicable) and Applicable Laws, consistent with the same practices and procedures used by Avicanna in respect of its own operations, and shall deliver such Products to RWB within ten (10) Business Days of receiving the Export Permit or Import Permit conditional upon RWB having paid the first 50% of the invoiced price for such Order in accordance with Section 5.4. If the Export Permit or Import Permit is not obtained within two (2) months following the applicable Order, through no fault of Avicanna or RWB,

as the case may be, the Order will be cancelled and the Products re-allocated to other customers at no liability to Avicanna or RWB.

(g) Avicanna will prepare each Product for transportation with due care in accordance with the same practices and procedures used by Avicanna in respect of its own operations and its other supplier relationships, which practices and procedures shall, at a minimum, comply with all Applicable Laws.

5.4 **Invoices, Payment.** Avicanna shall provide RWB with an invoice immediately upon acceptance of an Order. RWB shall pay 50% of such invoiced amount immediately upon receipt of such invoice and shall pay the remaining 50% of such invoiced amount within sixty (60) days of delivery in full of the applicable Order. A late fee in an amount of one-half percent (0.5%) shall accrue for each thirty (30) day period of any undisputed unpaid amounts due to Avicanna unless a waiver is granted by Avicanna. For the purpose clarity, RWB may dispute amounts owed for any one Order if RWB did not receive the amount of Products specified in the Order or if the Products received by RWB are damaged or otherwise do not conform to the specifications set out by Avicanna or Applicable Laws. All payments made to Avicanna shall be made payable in American dollars. All Prices are to be understood FCA (Destination) at the port of entry designated by RWB in Illinois.

5.5 **Tax.** All payments under this Agreement shall be exclusive of sales or applicable value added tax. Any payments under this Agreement shall be paid in full without any deduction or withholding of taxes, except to the extent required by Applicable Laws. If any taxes are required to be deducted or withheld by RWB pursuant to legal requirements, RWB will (i) pay the taxes to the taxing authority, and (ii) send proof of such payment to Avicanna and provide Avicanna with an indemnity associated therewith. Each Party agrees to use commercially reasonable efforts to assist the other Party in claiming any legal exemptions from the respective obligation to deduct or withhold tax.

5.6 **Insurance.** Each of the Parties shall procure and maintain, in full force and effect, a comprehensive general liability insurance policy or policies with personal injury liability blanket coverage, contractual liability and completed operations liability insurance endorsements with such insurers and with a minimum limit of $5,000,000.00 per occurrence, and a minimum aggregate limit of $10,000,000.00 or such higher limit as they may agree from time to time. Each such policy shall name the other Party, its Affiliates and their respective directors, officers and employees as additional insureds and shall provide that thirty (30) days' written notice shall be given prior to any material change to or cancellation of such policy. Each Party shall provide a certificate of such policy to the other party evidencing compliance with its insurance obligations pursuant to this Section.

6 Exclusivity Fee

6.1 **Fee.** As consideration for Avicanna appointing RWB as the exclusive distributor of Pura H&W Products in the Territory, RWB shall pay Avicanna an upfront fee of two hundred fifty thousand Canadian dollars (REDACTED) which shall be paid in cash (the "**Exclusivity Fee**"). In addition to the Exclusivity Fee, and notwithstanding the Minimum Purchase Requirements set out in Exhibit E, RWB guarantees, as consideration for Avicanna appointing RWB as the exclusive distributor of Pura H&W Products in the Territory, to purchase two hundred fifty thousand US dollars (REDACTED) worth of Products within the first six (6) months of the Term of this Agreement.

(a) The Exclusivity Fee shall be payable by the earlier of (i) sixty (60) days following the Effective Date or (ii) the closing of RWB's next upcoming round of financing.

7 Minimum Purchase Requirements

7.1 RWB agrees to purchase a minimum number of units in regular time periods (the "**Minimum Purchase Requirements**"), as set out in Exhibit E, to maintain its status as the exclusive distributor of the Products in the Territory, as set out in this Agreement. Such Minimum Purchase Requirements, as set out in Exhibit E and as such quantity may be amended by the Parties upon mutual written consent from time to time, shall apply to the Term and any Renewal Term. The Parties shall set Minimum Purchase Requirements in advance of any Renewal Term.

7.2 In the event that RWB fails to meet the Minimum Purchase Requirements for any two consecutive quarters in the Term or any Renewal Term, Avicanna shall be permitted, in its sole discretion, to appoint additional distributors for the Products in the Territory for the remainder of the Term and any Renewal Term, at which point RWB shall no longer be the exclusive distributor of the Pura H&W Products in the Territory.

8 Minimum Order Quantities

8.1 RWB acknowledges that each order for Products is subject to a minimum order quantity of three hundred (300) litres per Product, or, in the case of Products which are soaps or bath bombs, ten thousand (10,000) units per Product. Avicanna agrees to notify RWB forthwith of the applicable minimum order quantities and any changes of the minimum order quantities. In the event RWB provides Avicanna with an Order for Products, and Avicanna rejects the Order because it does not meet the set minimum order quantities, RWB shall have two (2) Business Days to revise any such Order before Avicanna rejects such Order.

9 Regulatory Matters

9.1 Avicanna will be responsible, at its sole expense, for obtaining all regulatory approvals, as required, including the Export Permit, for the export of the Products, if required, including the costs of obtaining the Export Permit.

9.2 RWB will be responsible, at its sole expense, for ensuring that it has obtained all approvals, licenses and certificates required under Applicable Laws in the Territory, including the Import Permit, if required, for the import of the Products. Upon written request, RWB will forthwith provide any information that may be required for this purpose by a Governmental Authority in the Territory.

9.3 RWB may require that Avicanna include certain testing, labelling or packaging elements on the Products, in order to comply with the Applicable Laws of the Territory, and in such event RWB shall provide the necessary information to Avicanna and shall provide reasonable assistance to Avicanna in order to modify the packaging so that it conforms with Applicable Laws of the Territory (the "**International Packaging**").

9.4 RWB shall be responsible for the incremental costs related to modifying the original packaging to International Packaging subject to cost being approved by RWB.

9.5 RWB agrees that it will not operate where it is not legally allowed to operate under Applicable Laws. RWB agrees it will not transact with a party when it is not legally allowed to transact with such party under Applicable Laws.

9.6 The Parties acknowledge and confirm that the business of Avicanna, RWB and the Products are and will be subject to extensive regulation and Applicable Laws. The Parties have attempted to structure their relationship pursuant to this Agreement in compliance with all Applicable Laws. However, if, at any time during the Term, there is any change in Applicable Laws with which a Party is required to comply, or any other change in the application or administration of Applicable Laws whether affecting a Party specifically or affecting all businesses of a similar nature to those of the Party, and, as a result of such compliance, such Party is no longer able to comply with one or more provisions of this Agreement (each such change, a "**Change of Law**") the affected Party shall promptly notify the other Party in writing (a "**Change of Law Notice**") of the Change of Law and any such notice shall contain a description of the Change of Law and the exact obligations under this Agreement which the affected Party is delayed or prevented from performing and/or the manner in which such Party's obligations are performed as a result of such Change of Law (the "**Affected Obligations**").

9.7 Upon delivery of a Change of Law Notice, the respective Chief Executive Officers of the Parties, or their designates ("**Designated Representatives**") will meet within three (3) calendar days and, in good faith, use their commercially reasonable efforts to agree on amendments to this Agreement necessary and appropriate to take account of the Change of Law, so that this Agreement may continue in force (a "**Change of Law Amendment**"). All Change of Law Amendments shall be agreed to by the Designated Representatives of the Parties no later than five (5) calendar days from the date of the Change of Law Notice, or such later date as the Designated Representatives may mutually agree in writing (the "**Change Period**"). Without limiting the generality of the foregoing, where a Change of Law Amendment would result in additional costs being incurred disproportionately by one Party, the Parties shall negotiate in good faith to ensure that the contractual arrangements remain beneficial to both Parties.

9.8 During the Change Period the obligation of the affected Party to perform the Affected Obligations shall be suspended and the affected Party shall not suffer or incur any liability to the non-affected Party or other person in connection with its delayed, modified and/or non-performance of the Affected Obligations, as the case may be; provided, however, that the affected Party has used and continues to use its good faith, commercially reasonable efforts to minimize the impact of its delay, modified and/or non-performance of the Affected Obligations, including cooperating and collaborating with the non-affected Party to impose interim procedures and/or workarounds to minimize the impact of its delay, modification and/or non-performance of the Affected Obligations.

10 Right of First Refusal.

10.1 **Right of First Refusal.** If during the term of this Agreement, Avicanna receives a bona fide offer in good faith, from a third party dealing at arm's length, to purchase or otherwise acquire the Pura H&W™ product line, which bona fide offer Avicanna would accept, then before accepting such bona fide offer, Avicanna shall give notice in writing to RWB (the "**Notice of Offer**"), within ten (10) days after receiving such bona fide offer, stating that Avicanna desires to sell or otherwise dispose of the Pura H&W product line and stating the terms, conditions and price of such bona fide offer including the date, manner and times at which such transaction shall be completed and the price or instalments thereof are to be paid, and whether the third-party purchaser desires to maintain RWB as the distributor of the Pura H&W Products. RWB so notified shall then have the right, option and privilege to exercise by notice in writing given to Avicanna within thirty (30) days of the receipt of the Notice to Offer, to purchase or otherwise acquire the Pura H&W product line at the price and on the terms and conditions set out in the Notice of Offer.

10.2 Acceptance by RWB. If RWB so notified elects to purchase the Pura H&W product line within the time prescribed in Section 10.1, then RWB shall acquire the Pura H&W product line so offered for sale by Avicanna at the price and on the same terms and conditions specified in the Notice of Offer.

10.3 Refusal by RWB. If RWB so notified does not elect to purchase the Pura H&W product line within the time prescribed in Section 10.1, then Avicanna may proceed with the sale of the Pura H&W product line and shall ensure, subject to RWB meeting the Minimum Purchase Requirements, that RWB will not lose its exclusivity with respect to the sale of the Pura H&W Products in the Pura H&W Territory upon completion of the transaction.

11 Duration and Termination.

11.1 Term of Agreement. This Agreement shall become effective as of the Effective Date and shall extend for five (5) years unless sooner terminated as provided herein ("**Term**"). Thereafter, the Term of this Agreement shall automatically renew on its anniversary date for successive five (5) year terms ("**Renewal Term**") unless one Party provides to the other Party written notice of non-renewal prior to the expiration of the then-current Term.

11.2 Renewal Terms. The Parties shall discuss and set the Minimum Purchase Requirements for each Renewal Term in advance of the commencement of each Renewal Term. Notwithstanding the foregoing, the Parties hereby agree that the Minimum Purchase Requirements for any Renewal Term shall be no less than thirty percent (30%) of the Minimum Purchase Requirements for the last year of the previous Term, or Renewal Term as the case may be.

11.3 Termination.

(a) Either Party may terminate this Agreement by reason of default. Any of the following events or circumstances shall constitute a default ("**Default**") under this Agreement:

(i) the other Party fails to observe or perform any of its covenants or obligations hereunder and such failure continues for a period of thirty (30) days after notice of such failure has been given by the non-defaulting Party (the "**Non-Defaulting Party**") to the defaulting Party (the "**Defaulting Party**") specifying such failure and requiring it to be remedied;

(ii) the other Party (i) admits its inability or is unable to pay its debts generally as they become due; (ii) ceases to carry on business in the ordinary course; (iii) is adjudged (or is sought by a creditor to be adjudged) a bankrupt or insolvent;

(iv) makes an assignment or arrangement with or for the benefit of creditors; (v) has a custodian or receiver or receiver manager or any other official with similar powers appointed for it or a substantial portion of its properties or assets; or (vi) seeks protection from its creditors under legislation affecting the rights of creditors generally or similar legislation (each, an "**Insolvency Event**") and has not cured such Insolvency Event within sixty (60) days.

(b) Upon the occurrence of a Default by a Party hereto, the Non-Defaulting Party may by notice to the Defaulting Party declare the Defaulting Party to be in default and may terminate its rights and obligations under this Agreement by giving notice to the Defaulting Party, without prejudice to its rights under this Agreement accrued to the date of termination and its rights to seek damages as a result of such Default and termination. In addition, each Party shall pay to the other Party any outstanding and undisputed amounts owing by such Party to the other Party as at the date of the notice of termination.

11.4 No Termination Damages. Neither Party shall be liable to the other for special, indirect, incidental, consequential, punitive, or exemplary damages arising out of the termination or expiry of this Agreement, regardless of whether such claim arises in tort (including negligence), contract, or otherwise.

11.5 Effect of Termination or Expiration. Notwithstanding any other provision hereof, the rights and obligations under Sections 5.4, 5.5, 5.6, 12, 13, 14, 15, 16, 17, 18, 19 and the obligation to pay any purchase price and charges for Products hereunder shall survive expiration or termination of this Agreement. Termination is not the sole remedy under this Agreement and, whether or not termination is effected, all other remedies shall remain available.

12 Confidentiality.

12.1 All information of a business or technical nature (including information about the use, design, specifications, costs, profits margins or price of the Products or information about the design, manufacturing, packaging, distribution, marketing or selling of the Products, and any customer or prospective customer names, and any other information about a Party's business) disclosed to one Party by the other Party at any time during the term hereof shall be referred to herein as "**Confidential Information**," and the Party to whom Confidential Information is disclosed shall be referred to as a "**Recipient**"; and the Party disclosing the Confidential Information shall be referred to as the "**Discloser**." All Confidential Information shall be held in confidence by the Recipient and shall be used by Recipient only as absolutely necessary in the distribution and sale of the Products, and shall not be disclosed by Recipient to anyone except its employees with a need to know and who are aware of, and have agreed to comply with, Recipient's

confidentiality obligations hereunder. Recipient agrees that it shall take all reasonable measures necessary to protect the secrecy and confidentiality of and avoid disclosure or use of such Confidential Information, including the highest degree of care that Recipient utilizes to protect its own Confidential Information. Except for personal information, which will always remain Confidential Information, the obligations of confidentiality and non-use set forth above shall not apply to information which has entered the public domain except where such entry is the result of the Recipient's breach of this Agreement. Except for personal information, which will always remain Confidential Information, the foregoing commitments shall survive for a period of five (5) years after any termination or expiration of this Agreement, unless otherwise required by Applicable Laws.

12.2 If Recipient learns of any infringement or violation of Discloser's rights and interests in Discloser's patents, trademarks, trade names or other intellectual property rights or any misuse or misappropriation of Discloser's Confidential Information, Recipient shall promptly report the same in writing to Discloser and shall cooperate fully, at Discloser's expense, in pursuing any rights or remedies therefore at law or in equity. The Parties acknowledge and agree that a breach or threatened breach of the Recipient's non-disclosure and non-use obligations under this Section would cause the Discloser irreparable harm for which monetary damages would be an inadequate remedy and difficult to calculate. Accordingly, without limiting a Party's remedies for any breach of this section, the Discloser shall be entitled to seek equitable relief, including injunctive relief and specific performance, for any breach or threatened breach of this Section by the Recipient from any court of competent jurisdiction.

12.3 RWB shall limit its business activity relating to Avicanna to the Products, as set out in this Agreement, and shall not provide information on unannounced Products or product concepts to any third party nor misrepresent the scope of RWB's authority with regard to the Products.

13 **Proprietary Rights.** RWB shall not (i) alter or remove any Marks identified in Exhibit G applied to or used in conjunction with a Pura H&W Product, but may remove reference to Avicanna, (ii) attach any additional trade name, trademark, servicemark or other trade designation to any Pura H&W Product. RWB may add "*exclusively by RWB*". RWB acknowledges that Avicanna is the sole and exclusive owner of all right, title and interest, including all trademarks, copyrights, patents, trade names, trade secrets, moral rights, and any other intellectual property rights, in and to the Products. Except as expressly enumerated herein, RWB is not granted any license to patents, copyrights, trade names, trade secrets, trademarks (whether or not registered), or any other rights, title, licenses or interest with respect to the Products.

14 **REPRESENTATIONS, WARRANTIES & COVENANTS**

14.1 Mutual Representations and Warranties. Each Party hereby represents and warrants to and in favour of, and covenants with, the other Party as follows, and acknowledges that the other Party is relying upon the following representations, warranties and covenants in connection with its execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereunder:

(a) the Party is a corporation validly formed and existing in good standing under the laws of its jurisdiction of formation;

(b) the Party has all necessary power, authority and capacity to enter into this Agreement and to perform its obligations under this Agreement. The execution, delivery and performance of this Agreement has been duly authorized by all necessary action of the Party. This Agreement has been duly and validly executed by the Party, and constitutes a valid and binding obligation of the Party enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors generally and by general principles of equity, regardless of whether asserted in a proceeding in equity or law;

(c) the authorization of, execution and delivery of, and the performance by the Party of its obligations under, this Agreement and every other agreement or document to be entered into or delivered hereunder, will not constitute or result in the violation or breach of or default under, or cause the acceleration of, any obligations of the Party under:

(i) any term or provision of the articles, by-laws or other constating documents of the Party;

(ii) the terms of any material agreement (written or oral), indenture, instrument or understanding or other obligation or restriction to which the Party is a party or by which it is bound, except as would not reasonably be expected to have a material adverse effect on the Party's ability to perform its obligations under this Agreement;

(iii) any Applicable Laws or consent or approval issued by a Governmental Authority, except as would not reasonably be expected to have a material adverse effect on the Party's ability to perform its obligations under this Agreement; or

(iv) any term or provision of any order of any court applicable to the Party, except as would not reasonably be expected to have a material adverse effect on the Party's ability to perform its obligations under this Agreement;

(d) no consent or approval of any Governmental Authority, or filing with or notice to, any Governmental Authority, court or other person, is required in connection with the execution, delivery or performance of this Agreement by the Party, except for any such consent, approval, filing or notice that would not have a materially adverse effect on the Party's ability to perform its obligations under this Agreement;

(e) the Party has conducted and is conducting its business in compliance in all material respects with all Applicable Laws and has held and maintained and will hold and maintain in good standing all necessary regulatory approvals including licenses, leases, permits, authorizations and other approvals necessary to permit it to conduct its business or to own, lease or operate its properties and assets, except where the failure to obtain any regulatory approvals including licenses, leases, permits, authorizations or other approvals would not have a material adverse effect on the Party;

(f) there are no actions, suits or proceedings, judicial or administrative (whether or not purportedly on behalf of the Party) pending, or to the best of the knowledge of the Party after due inquiry, threatened against or affecting the Party at law or in equity, or before or by any court or other Governmental Authority, domestic or foreign, that would materially adversely affect the Party's ability to perform its obligations under this Agreement; and

(g) there are no bankruptcy proceedings pending or being contemplated by the Party or, to the best of its knowledge after due inquiry, threatened against or affecting the Party.

14.2 Additional Representations, Warranties and Covenants of Avicanna. Avicanna hereby represents and warrants to and in favour of, and covenants with, RWB as follows, and acknowledges that RWB is relying upon the following representations, warranties and covenants in connection with its execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereunder:

(a) Avicanna has all necessary rights in and to the Marks to grant the licenses granted to RWB under this Agreement, including Section 2.1 and Section 2.4;

(b) the Products and Marks do not and will not infringe or misappropriate any patent, copyright, trademark, trade secret, or other proprietary rights, including intellectual property rights, or otherwise conflict with the rights of any third party;

(c) subject to this Agreement, the Products and Marks are and shall remain under exclusive control of Avicanna during the Term;

(d) for a period of twelve (12) months from the date of manufacture of the Products, such Products will conform to the specifications set out by Avicanna

provided that the Products are stored in accordance with the storage obligations set out in Section 3.12.

14.3 Additional Representations, Warranties and Covenants of RWB. RWB hereby represents and warrants to and in favour of, and covenants with, Avicanna as follows, and acknowledges that Avicanna is relying upon the following representations, warranties and covenants in connection with its execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereunder:

(a) neither RWB nor any RWB representative will hold itself out as anything other than a distributor of Products, provided that RWB may hold itself out as the exclusive distributor in the Pura H&W Territory in accordance with this Agreement;

(b) neither RWB nor any RWB representative will enter into any agreements on behalf of Avicanna or make any representations or give any warranties or conditions on behalf of Avicanna except to the extent authorized by Avicanna or as Avicanna provides in its packaging or marketing collateral for such Products; and

(c) neither RWB nor any RWB representative will at any time during the Term, knowingly directly or indirectly, challenge Avicanna's ownership of or the validity of the Products or the Marks, any application for registration therefor, any registration thereof or any rights of Avicanna therein.

15 Limited Express Warranty and Disclaimer of All Other Warranties.

15.1 Warranty. Avicanna warrants to RWB (and not any other person) that Products sold to RWB shall at the time of shipment conform to their specifications set forth in Avicanna's written materials and with all Applicable Laws. Notwithstanding the foregoing, Avicanna expressly permits RWB to make representations and warranties in respect of the Products to Customers and Governmental Authorities as authorized by Avicanna or as Avicanna provides in its packaging or marketing collateral for such Products.

15.2 Limitation of Warranty. In the event of Avicanna's breach of Section 15.1, at RWB's option, Avicanna will either (i) promptly replace the impacted Products, or (ii) promptly refund to RWB the amounts paid by RWB for the impacted Products, provided that: (a) Avicanna is notified in writing of the defect in any Product within thirty (30) days of RWB's receipt of Product; (b) such Products are returned to Avicanna's warehouse and in a condition suitable for testing; and (c) Avicanna is permitted ten (10) Business Days to inspect such Products and, following such inspection, reasonably determines that the Products breach Section 15.1 and such defective state has not been caused by misuse, misapplication, abuse, neglect,

alteration, accident, improper storage, transportation or handling, an act of God or other causes reasonably beyond Avicanna's control or that such breach did not occur subsequent to the time of delivery of the Products by Avicanna to RWB in accordance with Section 5.3. Modification of a Product by RWB or any other Party shall invalidate the above warranty. The warranty herein may be asserted by RWB only and not by Customers and applies only to Products. Avicanna shall notify RWB if such Products are not subject to warranty adjustment and, unless disposition instructions as to such Products are received from RWB within five (5) days of such notification, such Products shall be returned to RWB on the same delivery terms as Section 5.3. In the event of a defect, RWB shall be entitled to relief from the Minimum Purchase Requirement for two (2) quarters following Avicanna's inspection of Products in accordance with this Section 15.2.

15.3 DISCLAIMER OF ALL OTHER WARRANTIES. EXCEPT FOR THE EXPRESS WARRANTIES SET OUT IN THIS AGREEMENT, ALL WARRANTIES, WHETHER EXPRESS, IMPLIED OR STATUTORY, AND ALL OBLIGATIONS AND REPRESENTATIONS AS TO PERFORMANCE, INCLUDING ALL WARRANTIES WHICH MIGHT ARISE FROM COURSE OF DEALING OR CUSTOM OF TRADE AND INCLUDING ALL IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR AS TO NONINFRINGEMENT, ARE HEREBY EXPRESSLY EXCLUDED AND DISCLAIMED BY AVICANNA. WITH THE EXCEPTION OF ANY REPRESENTATION OR WARRANTY MADE BY AVICANNA IN ANY MARKETING COLLATERAL, PRODUCT SPECIFICATIONS, OR PACKAGING PROVIDED BY AVICANNA TO RWB FROM TIME TO TIME, NO AGENT, EMPLOYEE OR REPRESENTATIVE OF AVICANNA HAS ANY AUTHORITY TO MAKE ANY AFFIRMATION, REPRESENTATION OR WARRANTY FOR AVICANNA WITH RESPECT TO THE PRODUCT OTHER THAN SPECIFICALLY PROVIDED HEREIN.

15.4 RWB Obligations. RWB shall not make any representations, or extend any warranties, express or implied, relating to the use, effectiveness or safety of the Products, except as expressly set forth in any end user warranty furnished by Avicanna (if any). Except as caused by Avicanna's breaches of its obligations under this Agreement, all sales and other agreements between RWB and Customers are the exclusive responsibility of RWB and any commitment made by RWB to such Customers with respect to the delivery, performance, suitability or other matters relating to the Products are RWB's sole responsibility.

15.5 LIMITATION OF LIABILITY. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER WITH RESPECT TO THE SUBJECT MATTER OF THIS AGREEMENT, UNDER CONTRACT, TORT (INCLUDING NEGLIGENCE),

STRICT LIABILITY OR OTHER LEGAL OR EQUITABLE THEORY, FOR SPECIAL, INCIDENTAL, EXEMPLARY, CONSEQUENTIAL, PUNITIVE OR INDIRECT DAMAGES, INCLUDING FOR LOSS OF ANTICIPATED PROFITS, EVEN IF ADVISED OF THE POSSIBILITY OR LIKELIHOOD OF THE SAME AND NOTWITHSTANDING THE FAILURE OF ESSENTIAL PURPOSE OF ANY LIMITED REMEDY STATED HEREIN. EACH PARTY'S COLLECTIVE DAMAGES SHALL BE LIMITED TO THE SUM OF THE RWB E-COMMERCE PAYMENT, THE EXCLUSIVITY FEE, AND ALL AMOUNTS FOR PRODUCTS PAID OR PAYABLE HEREUNDER IN THE PRIOR TWELVE (12) MONTH PERIOD. NOTWITHSTANDING THE FOREGOING, THIS SECTION 15 SHALL NOT APPLY TO THE EXTENT OF A CLAIM ARISING FROM A PARTY'S FRAUD, WILLFUL MISCONDUCT, GROSS NEGLIGENCE OR AVICANNA'S BREACH OF SECTION 14.2(a) OR SECTION 14.2(b).

16 Indemnity.

Each Party (the "**Indemnifying Party**") shall indemnify, defend and hold harmless the other and its officers, directors, affiliates, agents, representatives, contractors and employees (the "**Indemnified Party**") against any and all threatened or pending claims, actions, losses and damages of any kind (including all costs and expenses and reasonable legal fees) arising in any manner out of (a) the Indemnifying Party's material breach of this Agreement, and (b) the fraud, willful misconduct, or gross negligence of wrongdoing or negligence of the Indemnifying Party and those for whom it is responsible at law. For the avoidance of doubt and without limiting the generality of the foregoing, where Avicanna is the Indemnifying Party, Avicanna's breach of Section 14.2(a) or Section 14.2(b) shall be deemed to be a material breach.

17 Dispute Resolution

17.1 Subject to Section 12, any dispute, controversy or claim arising out of or in connection with this Agreement, including any question regarding its existence, validity, interpretation, breach or termination (a "**Litigious Dispute**"), shall be referred, upon written notice (a "**Notice of Dispute**") given by one Party to the other, to a senior executive from each Party. The senior executives shall seek to resolve the Litigious Dispute on an amicable basis within thirty (30) days of the Notice of Dispute being received. If both Parties agree, the Litigious Dispute may be referred to mediation before a mediator mutually agreed upon by the Parties or, failing such agreement, to be appointed by the ADR Institute of Canada, Inc. (the "**ADRIC**"). The Parties shall equally share the costs of the mediator, the mediation venue and the ADRIC.

17.2 If the Litigious Dispute is not resolved within thirty (30) days of receipt of the Dispute Notice, the Litigious Dispute shall be referred to and finally resolved by arbitration in accordance with the Arbitration Rules of ADRIC (the "**Rules**") but, subject to the agreement of both Parties, the ADRIC is not required to administer the arbitration (the "**Arbitration**"). Unless otherwise agreed to in writing by the Parties:

(a) the Arbitration shall be conducted before one (1) arbitrator mutually agreed upon by the Parties. If the Parties are unable to agree upon an arbitrator within ten (10) Business Days of the commencement of the Arbitration, the arbitrator shall be appointed in accordance with the Rules and the Arbitration shall proceed thereafter as an administered arbitration under the auspices of the ADRIC;

(b) the seat of the Arbitration shall be Toronto, Ontario, Canada;

(c) the language of the Arbitration shall be English;

(d) any award or determination of the arbitrator shall be final and binding on the Parties and there will be no appeal on any ground, including, for certainty, any appeal on a question of law, a question of fact, or a question of mixed fact and law; and

(e) all matters relating to the Arbitration, including all documents created in the course of or for the purposes of the Arbitration and any interim or final decision, order or award in the Arbitration, shall be kept confidential and shall not be disclosed by any Party to any third party (excluding their respective legal counsel and where necessary, financial advisors) without the prior written consent of the other Party, or unless required by Applicable Laws.

18 Announcements

18.1 Subject to Sections 18.2 and 18.3, neither Party shall make, or permit any person to make, any public announcement, communication or circular (each, an "**Announcement**") concerning this Agreement without the prior written consent of the other Party (such consent not to be unreasonably withheld or delayed). The Parties shall consult together on the timing, contents and manner of release of any Announcement.

18.2 Where an Announcement is required by law or any governmental or regulatory authority (including any relevant stock exchange), or by any court or other authority

of competent jurisdiction, the Party required to make the Announcement shall promptly notify the other Party. The Parties shall make all reasonable attempts to agree on the contents of the Announcement before making it. If a Party does not respond to a request for comments within 48 hours (excluding days that are not Business Days) or such shorter period of time as the requesting Party has determined is necessary in the circumstances, acting reasonably and in good faith, the Party making the disclosure shall be entitled to issue the disclosure without the input of the other Parties. The final text of the disclosure and the timing, manner and mode of release shall be the sole responsibility of the Party issuing the disclosure.

18.3 If any of the Parties determines that it is required by law or any governmental or regulatory authority (including any relevant stock exchange), or by any court or other authority of competent jurisdiction, to publish or disclose the text of this Agreement in accordance with such requirement, it shall promptly notify the other Party, however, the timing of such disclosure shall be the sole responsibility of the Party issuing the disclosure.

19 Miscellaneous.

19.1 All references to "$" or "dollars" or currency herein are to lawful money of the United States of America, unless otherwise specified.

19.2 The Parties hereby expressly exclude the application of the United Nations Convention on Contracts for the International Sale of Goods and any local implementing legislation related thereto.

19.3 Each of the Parties will from time to time execute and deliver all such further documents and instruments and do all acts and things as the other Party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

19.4 This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the Parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties other than as expressly set forth in this Agreement.

19.5 No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by both of the Parties. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by

the Party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

19.6 This Agreement may not be assigned by either Party without the written consent of the other Party, however, that either Party may assign this Agreement to its Affiliate on notice to the other Party.

19.7 Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery or by electronic means of communication addressed to the recipient as follows:

(a) In the case of Avicanna:

480 University Avenue, Suite 1502,
Toronto, Ontario, Canada M5G 1V2

Attention: Setu Purohit
Email: (REDACTED), with a copy sent to (REDACTED)

(b) In the case of RWB:

789 West Pender Street, Suite 810
Vancouver, British Columbia, Canada V6C 1H2

Attention: Brad Rogers

Email: Brad Rogers, (REDACTED), with a copy sent to
Tommy Tassiopoulos, (REDACTED)

or to such other street address, individual or electronic communication number or address as may be designated by notice given by either Party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day.

19.8 If any provision of this Agreement should be held invalid, illegal or unenforceable in any respect in any jurisdiction, then, to the fullest extent permitted by Applicable Laws, all other provisions hereof shall remain in full force and effect in such

jurisdiction and shall be liberally construed in order to carry out the intentions of the Parties hereto as nearly as may be possible; provided, however, that nothing herein shall be construed so as to defeat the overall intention of the Parties.

19.9 The right and remedies of the Parties under this Agreement are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by a Party of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which that Party may be entitled. The Parties hereby expressly recognize and acknowledge that extensive and irreparable damage would result in the event that this Agreement is not specifically enforced. Therefore, their respective rights and obligations hereunder will be enforceable in a court of equity by a decree of specific performance and appropriate injunctive relief may be applied for and granted in connection therewith.

19.10 Each Party hereto acknowledges that such Party has been represented by counsel in connection with this Agreement. Accordingly, any rule of law or legal decision that would require interpretation of any claimed ambiguities in this Agreement against the Party that drafted it has no application and any such right is expressly waived.

19.11 Each Party hereto has been advised to seek independent legal and financial advice prior to their execution of this Agreement. Each Party hereto acknowledges to the other Parties that it has sought and obtained such independent advice, or has declined seeking such advice, despite having been given the opportunity to do so.

19.12 This Agreement is governed by and will be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

19.13 This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

19.14 Delivery of an executed signature page to this Agreement by any Party by electronic transmission (including by pdf) will be as effective as delivery of a manually executed copy of this Agreement by such Party.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the Effective Date.

AVICANNA INC.	RED WHITE & BLOOM BRANDS INC.
Per: "Setu Purohit"	Per: "Brad Rogers"
Authorized Signing Officer	Authorized Signing Officer
Name: Setu Purohit	Name: Brad Rogers
Title: President	Title: Chief Executive Officer

EXHIBIT A
PURA H&W PRODUCTS

Display Name	SKU	Package Size
Acne cream/Clear skin treatment	AVCN585501	50 ml
Anti-aging serum/Regenerating serum	AVCN584701	30 ml
Anti-Aging Cream	AVCN582302	50 ml
Eczema cream/Intensive conditioning treatment	AVCN584903	50 ml
Under eye treatment	AVCN588101	15 ml
Dark Spots Cream	AVCN585202	15 ml
Facial soap	AVCN588208	50 g
Body soap	AVCN589207	50 g
Bath bomb	AVCN589212	100 g
Body lotion	AVCN585304	200 ml
Face lotion AM	AVCN588805	50 ml
Face lotion PM	AVCN582006	50 ml

EXHIBIT B
WHITE LABEL PRODUCTS

Display Name	SKU	Package Size
Acne cream/Clear skin treatment	AVCN585501	50 ml
Anti-aging serum/Regenerating serum	AVCN584701	30 ml
Anti-Aging Cream	AVCN582302	50 ml
Eczema cream/Intensive conditioning treatment	AVCN584903	50 ml
Under eye treatment	AVCN588101	15 ml
Dark Spots Cream	AVCN585202	15 ml
Facial soap	AVCN588208	50 g
Body soap	AVCN589207	50 g
Bath bomb	AVCN589212	100 g
Body lotion	AVCN585304	200 ml
Face lotion AM	AVCN588805	50 ml
Face lotion PM	AVCN582006	50 ml

EXHIBIT C
PRICING
(PRICES HAVE BEEN REDACTED)

PURA H&W PRODUCTS

Display Name	SKU	Package Size	Price
Acne cream/Clear skin treatment	AVCN585501	50 ml	
Anti-aging serum/Regenerating serum	AVCN584701	30 ml	
Anti-Aging Cream	AVCN582302	50 ml	
Eczema cream/Intensive conditioning treatment	AVCN584903	50 ml	
Under eye treatment	AVCN588101	15 ml	
Dark Spots Cream	AVCN585202	15 ml	
Facial soap	AVCN588208	50 g	
Body soap	AVCN589207	50 g	
Bath Bombs	AVCN589212	100 g	
Body lotion	AVCN585304	200 ml	
Face lotion AM	AVCN588805	50 ml	
Face lotion PM	AVCN582006	50 ml	

Prices are in US dollars

WHITE LABEL PRODUCTS

Display Name	SKU	Package Size	Price
Acne cream/Clear skin treatment	AVCN585501	50 ml	
Anti-aging serum/Regenerating serum	AVCN584701	30 ml	
Anti-Aging Cream	AVCN582302	50 ml	
Eczema cream/Intensive conditioning treatment	AVCN584903	50 ml	
Under eye treatment	AVCN588101	15 ml	
Dark Spots Cream	AVCN585202	15 ml	
Facial soap	AVCN588208	50 g	
Body soap	AVCN589207	50 g	
Bath Bombs	AVCN589212	100 g	
Body lotion	AVCN585304	200 ml	
Face lotion AM	AVCN588805	50 ml	
Face lotion PM	AVCN582006	50 ml	

Prices are in US dollars and based on packaging currently used for Pura H&W Products. If RWB requests different packaging, Price may change.

EXHIBIT D
MSRP
(PRICES HAVE BEEN **REDACTED**)

Display Name	Package Size	Weight	Price
CBD Facial moisturizer PM	50ml, 1.69oz	150mg	
CBD Facial moisturizer AM	50ml, 1.69oz	150mg	
CBD Body moisturizer	200ml, 6.76oz	200mg	
CBD IC Acne prone skin moisturizer	50ml, 1.69oz	250mg	
CBD Eczema prone skin moisturizer	50ml, 1.69oz	250mg	
CBD under eye cream,	15ml, 0.5oz	150mg	
CBD dark spots cream	15ml, 0.5oz	150mg	
CBD anti-aging cream	50ml, 1.69oz	250mg	
CBD anti-aging serum	30ml, 1.01oz	300mg	
CBD Body Soap	50g, 1.76oz	100mg	
CBD Face Soap	50g, 1.76oz	100mg	
CBD Acne Prone skin bar soap	50g, 1.76oz	100mg	
CBD Eczema Prone skin bar soap	50g, 1.76oz	100mg	
CBD Bath bombs	75g, 2.65oz	75mg	

Prices are in US Dollars

EXHIBIT E
MINIMUM PURCHASE REQUIREMENTS

Year of Term	Minimum Purchase Number (units)
2	50,000
3	100,000
4	120,000
5	160,000

EXHIBIT F
SUB-DISTRIBUTOR, RESELLER OR INDEPENDENT INTERNET SITE

Sub-Distributors

Online Resellers

Independent Internet Sites

EXHIBIT G
MARKS

Trademark	Trademark Type	Priority Date	Priority Country	Status
PURA H&W	Word mark	24th June 2020	Canada	Not filed

Trademark	Trademark Type	Application No.	Filing date	Status
(REDACTED)	Design mark	**(REDACTED)**	23rd January 2019	Under examination

(1) RWB acknowledges that Avicanna intends on filing a trademark application in the United States of America for the above noted design and word marks and that Avicanna intends to rely upon the above noted priority date for the Pura H&W word mark noted above. In connection with the foregoing, RWB acknowledges that Avicanna intends to make such filings for the following goods:

(a) [Redacted]